Contact

www.linkedin.com/in/
raymondstmartin (LinkedIn)
www.silverandblackpride.com
(Blog)
www.sportsbarnation.com (Blog)

Top Skills

Online Advertising

Advertising

Marketing Strategy

Certifications

Computer Science 101

Patents

Social Identity of Objects

Raymond St. Martin

Cofounder and Chief Executive Officer at Esaiyo Inc.
Denver, Colorado, United States

Summary

Esaiyo is currently working with the Government of Barbados to
create a sustainable Heritage Economy based on protecting history
and empowering storytellers, conservators, archivists, technologists,
librarians, and historians.

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Experience

Esaiyo Inc.
Chief Executive Officer
January 2020 - Present (3 years 4 months)
Denver CO

Our platform and own non-fungible-tokens SIOs Bring traceability and cross-
chain functionality to NFTs and their metadata.

Invisible Foundry, Inc.
President
April 2019 - Present (4 years 1 month)
Wyoming, United States

Titus Klein
Branding and Content Strategist
February 2017 - Present (6 years 3 months)
Santa Cruz California

Working with Fortune 100 companies and start-ups to define their voice, brand
and marketing strategy. My perspective; being the CEO of my own start-up,
working in sales and telecommunications for over 20 years, developing the
BMO (Brand and Marketing Outline), and leading media teams, allows me to
bring fresh ideas to companies looking for outside the box ideas that scale.

Most of our work at Titus Klein is under NDA.

Big League Impact
Executive Board Member/Former Executive Director
May 2015 - December 2021 (6 years 8 months)

Started by Adam Wainwright and his brother, Trey, Big League Impact works with MLB players to create campaigns and raise funds for causes they care about. Under my leadership as Executive Director, we grew from 7 to 73 players and from 500 thousand to 1.8 million dollars per year, funding projects that have impacted over a million people in the US and around the globe. I currently sit on the board while I pursue a new technology start-up.

Pro Athletes Outreach
Director of Digital & Media
October 2015 - June 2018 (2 years 9 months)
Greater Denver Area

As the Director of Digital and Media I was responsible for strategy, partnerships, monetization and the development of the Sports Spectrum Network. This includes, SportsSpectrum.com, Sports Spectrum Magazine, Sports Spectrum Podcast, Football Sunday, TheIncrease.com and SportsSpectrum Global.

In two years, under my leadership, our content reached over 30M people per year (We started at 200k).

QuickComply
Member of the Board
2015 - January 2017 (2 years)
San Francisco Bay Area

QuickComply is a digitally native platform designed to simplify business compliance management and eliminate unnecessary penalties.

Gorilla Branders
Co-Founder, President
March 2014 - October 2015 (1 year 8 months)
Silicon Valley, CA

As the Co-Founder and Creative Director of Gorilla Branders I was able to focus on creating branding and marketing solutions that effected our clients from the ground up. I loved working with founders and CEOs to define their audience, product/market fit and messaging. Especially as it pertained to the mediums through which they express them.

I was responsible for building, scaling and managing design, product and media teams while personally overseeing all brand development and deployment for our clients including; Inform, QBCentric, QuickComply, The Increase, Adam Wainwright, Mariel Hemingway, Hoverboard and Natural High.

Hubtuit Inc
Founder
2012 - 2014 (2 years)
Santa Cruz, CA

Hubtuit was a platform for celebrities, athletes and artists to connect with their fans. Our members included Mariel Hemingway, DeSean Jackson and many others.

SB Nation - Vox Media
Sales Director
2010 - 2012 (2 years)

SALES DIRECTOR 2010-2012
I left corporate life to follow a lifelong dream of building out a media solution for fans to connect around the globe. While at Vox I spearheaded a team of sales people and interns in an effort to build a fan guide that would connect all of SB Nation's millions of fans with local establishments and businesses that support their teams. I was also able to consult on the YouTube channel integration, entering the action sports arena and managed the remnant inventory sales for all 315 properties. The highlight was launching SportsBarNation and traveling the country with the infamous "Tom Mexico". Then again, there was this one night with Rob Neyer… :)

FOUNDER, SPORTS BAR NATION 2010-2011
I developed a marketing strategy and monetization plan for SB Nation's out of town fan engagement engine, Sports Bar Nation. With the power of SB Nation's fan community driving relevance around sports and locations, we wee able to connect out of market fans with other likeminded fans in cities around the country.

FOUNDER, SILVER & BLACK PRIDE 2006-2010
In 2006, I founded the internet's premier source for Independent Oakland Raider News, Silver and Black Pride. The site grew as the mother company, SB Nation, migrated platforms and as more people were exposed to the content. As of June 25th, 2012, S&BP has had over 7 million visits and 13 million page views.

AT&T
Senior Advertising Executive
1994 - 2011 (17 years)

Branding & Advertising Specialist. Professional Search Engine Marketing (SEM) Consultant. Google & Yahoo Certified Representative. Interactive & Directive Media Consultant for Yellowpages.com. Digital Express Direct Mail Service, AT&T411 Text (SMS), Videos and Websites.

Sports Bar Info
Founder
February 2002 - April 2006 (4 years 3 months)

Perhaps the first ever social review site for sports bars and restaurants on the web. Sports Bar Info connected fans who wanted to find a place to watch their team's games with establishments that were showing them.

Traffic was great, users loved it, I was just too afraid to leave my job! You can see some of what we envisioned by how Yelp has grown throughout the years.

Education

West Valley College
Philosophy, Theater · (1996 - 1997)

Always Learning

Novoed

San Francisco School of the Arts

San Mateo High School